Ultra
ELECTRONICS

06018649

14 November 2006

Ultra Electronics Holdings plc
Bridport Road
Greenford
Middlesex UB6 8UA
England

Tel: +44 (0) 20 8813 4321
Fax: +44 (0) 20 8813 4322

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington
DC 20549
USA

SUPPL

Dear Sirs

Ultra Electronics Holdings plc – Filing No. 82-34976
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ultra Electronics Holdings plc is obliged to furnish the Securities and Exchange Commission with information and documents under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The information enclosed herewith covers the period 01 August 2006 to 31 October 2006.

Yours faithfully
On behalf of Ultra Electronics Holdings plc

pp

David Garbett-Edwards
Director of Corporate Administration

Encls (1)

dlw 11/22

Information and Documents for Exemption under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended

I. PUBLIC DOCUMENTS

Part A	Information made public pursuant to UK Law
Part B	Information filed with the London Stock Exchange
Part C	Information distributed to security holders, published in newspapers, magazines and the company's website

II. TYPES OF INFORMATION REQUIRED TO BE FILED

III. US HOLDERS

I. Public Documents

Ref	Filing Date	Description

No public documents have been filed since the last submission (period ended 31 July 2006) to 31 October 2006

I. Public Documents

B. Information filed with the London Stock Exchange

Ref	Announcement Date	Announcement Title
I.B.102	03/08/2006	Director/PDMR Shareholding
I.B.103	04/09/2006	Director/PDMR Shareholding
I.B.104	03/10/2006	Director/PDMR Shareholding
I.B.105	04/10/2006	Blocklisting Interim Review
I.B.106	04/10/2006	Blocklisting Interim Review
I.B.107	04/10/2006	Blocklisting Interim Review
I.B.108	10/10/2006	Contract Wins
I.B.109	13/10/2006	Holding(s) in Company
I.B.110	16/10/2006	Contract Win

Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	12:23 03-Aug-06
Number	2044H

RNS Number:2044H
Ultra Electronics Holdings PLC
03 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross

A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	12
A Hamment	12
F Hope	12
D Jeffcoat	12
C Ross	12
R Sharma	12
A Jan-Janin	12
K Thomson	12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.30

14. Date and place of transaction

02/08/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,030	1.55%
A Hamment	106,062	0.16%
F Hope	84,565	0.13%
D Jeffcoat	49,683	<0.1%
C Ross	23,301	<0.1%
R Sharma	18,467	<0.1%
A Jan-Janin	10,430	<0.1%
K Thomson	3,059	<0.1%

16. Date issuer informed of transaction

02/08/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

03/08/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	11:43 04-Sep-06
Number	4269I

RNS Number:4269I
Ultra Electronics Holdings PLC
04 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	12
A Hamment	12
F Hope	12
D Jeffcoat	13
C Ross	12
R Sharma	12
A Jan-Janin	12
K Thomson	12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.34

14. Date and place of transaction

01/09/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,042	1.55%
A Hamment	106,074	0.16%
F Hope	84,577	0.13%
D Jeffcoat	49,696	<0.1%
C Ross	23,313	<0.1%
R Sharma	18,479	<0.1%
A Jan-Janin	10,442	<0.1%
K Thomson	3,071	<0.1%

16. Date issuer informed of transaction

01/09/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

04/09/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	15:52 03-Oct-06
Number	8923J

RNS Number:8923J
Ultra Electronics Holdings PLC
03 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

D Caster	12
A Hamment	12
F Hope	12
D Jeffcoat	11
C Ross	12
R Sharma	12
A Jan-Janin	12
K Thomson	12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.46

14. Date and place of transaction

02/10/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,054	1.55%
A Hamment	106,086	0.16%
F Hope	84,589	0.13%
D Jeffcoat	49,707	<0.1%
C Ross	23,325	<0.1%
R Sharma	18,491	<0.1%
A Jan-Janin	10,454	<0.1%
K Thomson	3,083	<0.1%

16. Date issuer informed of transaction

02/10/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

03/10/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:24 04-Oct-06
Number	9549J

RNS Number:9549J
Ultra Electronics Holdings PLC
04 October 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Canadian Savings Related Stock Option Plan

3. Period of return:

From: 01/04/2006 To: 30/09/2006

4. Balance under scheme from previous return:

72,410

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

37,274

7. Balance under scheme not yet issued/allotted at end of period:

35,136

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,527,999

Name of contact	D Jeffcoat
Position	Company Secretary
Telephone	+44 (0)20 8813 4302

END

Regulatory Announcement

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:26 04-Oct-06
Number	9552J

RNS Number:9552J
Ultra Electronics Holdings PLC
04 October 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Company Share Option Plan

3. Period of return:

From: 01/04/2006 To: 30/09/2006

4. Balance under scheme from previous return:

70,358

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

44,880

7. Balance under scheme not yet issued/allotted at end of period:

25,478

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,527,999

Name of contact D Jeffcoat

Position Company Secretary

Telephone +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:26 04-Oct-06
Number	9553J

RNS Number:9553J
Ultra Electronics Holdings PLC
04 October 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Executive Share Option Scheme

3. Period of return:

From: 01/04/2006 To: 30/09/2006

4. Balance under scheme from previous return:

133,687

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

98,634

7. Balance under scheme not yet issued/allotted at end of period:

35,053

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,527,999

Name of contact D Jeffcoat

Position Company Secretary

Telephone +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract Wins
Released	07:00 10-Oct-06
Number	2055K

RNS Number:2055K
Ultra Electronics Holdings PLC
10 October 2006

Embargoed until 0700 10 October 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA AWARDED CONTRACTS WORTH US$56m FOR BATTLESPACE IT EQUIPMENT

Ultra announces that it has been awarded contracts worth over US$56m for battlespace IT equipment as part of a new equipment replacement programme for the US Marines. The Group's Tactical Communication Systems ("TCS") business in Montreal, Canada has been awarded a contract valued at more than US$38m for the supply of its latest generation high capacity, line-of-sight tactical radios for the AN/MRC-142 communication systems used by the US Marine Corps. In addition, Ultra's DNE Technologies ("DNE") business based in Wallingford, Connecticut, US has received a contract valued at over US$18m to provide specialist communications network access control and data management equipment as part of the same AN/MRC-142 renewal programme. TCS and DNE will deliver the equipment under these contracts in the period 2006 to 2008.

The contracts detailed above are in addition to existing contracts that both TCS and DNE hold to supply advanced communications equipment to US Armed Forces. Under separate, existing contracts TCS will supply an increased capacity, 16Mb/s version of its radio which is the current baseline for the US Army Joint Network Node (JNN) program, providing wideband line-of-sight communications. TCS also continues to deliver its high capacity radios and shelter upgrade kits to the US Army for its Signal and Patriot Air Defense units. Ultra's state-of-the-art radios are now a key element of the radio backbone of the US Army and US Marine Corp's global information grid. The Ultra radios and the associated shelters have performed very well with US Army units in Iraq, providing dependable, high capacity data links.

DNE already provides a broad range of voice/data multiplexers and tactical data modem solutions to all four branches of the US military. DNE supplied its rugged, reliable voice and data multiplexers on the original MRC-142 program in 2002. This new programme to replace the MRC-142 equipment now incorporates the latest high-speed data concentrators and tactical modems that support 16 Mb/s operation over copper and fibre-optic communications networks.

Douglas Caster, Chief Executive of Ultra, commented:
"Ultra continues to enhance the capabilities of the battlespace IT products it supplies to the US and other armed forces around the world. For this MRC-142 renewal programme, both TCS and DNE will supply advanced, reliable tactical communications equipment that will enhance the warfighting capabilities of the

US Marine Corps."

- Ends -

Enquiries:
Ultra Electronics Holdings plc — 020 8813 4321
Douglas Caster, Chief Executive — www.ultra-electronics.com
Andy Hamment, Group Marketing Director — information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700
James White

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	11:24 13-Oct-06
Number	4358K

RNS Number:4358K
Ultra Electronics Holdings PLC
13 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND	99,210
BANK OF NEW YORK	380,885
BARCLAYS CAPITAL NOMINEES LTD	201,830
BNP PARIBAS	16,556
BNY (OCS) NOMINEES LTD	69,476
BOISS NOMINEES LTD	63,427
BT GLOBALNET NOMINEES LTD	3,162
BANK OF IRELAND NOMINEES LTD	283,638
CHASE NOMINEES LTD	2,928,965
CIBC MELLON GLOBAL SECURITIES	12,118
CITIBANK	31,988
HSBC	89,293
INVESTORS BANK AND TRUST CO	1,057,706
JP MORGAN (BGI CUSTODY)	1,185,092
JPM FRANKFURT	4,808
JP MORGAN CHASE BANK	123,247
MELLON BANK	150,056
MELLON TRUST OF NEW ENGLAND	17,574
MIDLAND BANK (HSBC BANK PLC)	135,246
MELLON TRUST - US CUSTODIAN	28,776
NORTHERN TRUST	312,693
NORTHERN TRUST BANK - BGI SEPA	75,757
R C GREIG NOMINEES LTD	4,622

STATE STREET	85,775
STATE STREET BANK & TRUST - WI	26,410
STATE STREET BOSTON	31,106
STATE STREET TRUST OF CANADA	29,036
THE NORTHERN TRUST COMPANY	20,838
ZEBAN NOMINEES LTD	588,949

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

5p Ordinary Shares

10. Date of transaction

N/A

11. Date company informed

13/10/2006

12. Total holding following this notification

8,058,239

13. Total percentage holding of issued class following this notification

11.93%

14. Any additional information

Based on issued share capital of 67,527,999

15. Name of contact and telephone number for queries

David Jeffcoat
+44 (0)20 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat
Finance Director and Company Secretary

Date of notification

13/10/2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract Win
Released	07:00 16-Oct-06
Number	4821K

RNS Number:4821K
Ultra Electronics Holdings PLC
16 October 2006

Embargoed until 07.00 16 October 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA WINS £9m CONTRACT TO PROVIDE DISMOUNTED COUNTER MINE CAPABILITY FOR THE BRITISH ARMY

Ultra announces that its Command & Control Systems business, based at Loudwater, Buckinghamshire, England, has been awarded a contract worth over £9m to provide the British Army with a Dismounted Counter Mine Capability (DCMC).

Ultra, acting as the prime contractor, will deliver to the British Army the capability to detect, mark, and clear land mines. The contract has been awarded by the Defence Procurement Agency of the UK Ministry of Defence and calls for the DCMC project to be delivered in two phases. The first phase, with deliveries commencing in 2007, will provide a new handheld mine detection system, improved personal protection and marking equipment together with enhanced training equipment and facilities. The second phase will include a man-portable rapid minefield breaching system together with associated training equipment. Deliveries against the second phase will commence in 2009.

The danger from landmines is a continuing threat in areas of operational conflict. Ultra will provide a step change in capability to the British Army by using its project management skills, proven systems engineering capabilities and domain expertise to lead a team of best-of-breed subcontractors to execute this DCMC programme. Ultra's solution will balance risk, capability, technology, and cost-effectiveness throughout the system's whole life cycle.

Douglas Caster, Chief Executive of Ultra commented:
"Ultra is committed to providing advanced systems that will help protect armed forces personnel involved in operations overseas. The award of this contract underpins Ultra's position in a new specialist area and underlines the Group's growing reputation ability as a systems integrator capable of delivering a broad range of solutions to real operational requirements worldwide."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Close

I. Public Documents

C. Information published/distributed

Ref	Date	News Headline
I.C.43	10/10/2006	Ultra Awarded Contracts worth US$56m for Battlespace IT Equipment
I.C.44	16/10/2006	Ultra Wins £9m Contract to Provide Dismounted Counter Mine Capability for the British Army

Ultra ELECTRONICS

File No.
82-34976

1.C.43

press information

Embargoed until 07.00 | 10 October 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA AWARDED CONTRACTS WORTH US$56m FOR BATTLESPACE IT EQUIPMENT

Ultra announces that it has been awarded contracts worth over US$56m for battlespace IT equipment as part of a new equipment replacement programme for the US Marines. The Group's Tactical Communication Systems ("TCS") business in Montreal, Canada has been awarded a contract valued at more than US$38m for the supply of its latest generation high capacity, line-of-sight tactical radios for the AN/MRC-142 communication systems used by the US Marine Corps. In addition, Ultra's DNE Technologies ("DNE") business based in Wallingford, Connecticut, US has received a contract valued at over US$18m to provide specialist communications network access control and data management equipment as part of the same AN/MRC-142 renewal programme. TCS and DNE will deliver the equipment under these contracts in the period 2006 to 2008.

The contracts detailed above are in addition to existing contracts that both TCS and DNE hold to supply advanced communications equipment to US Armed Forces. Under separate, existing contracts TCS will supply an increased capacity, 16Mb/s version of its radio which is the current baseline for the US Army Joint Network Node (JNN) program, providing wideband line-of-sight communications. TCS also continues to deliver its high capacity radios and shelter upgrade kits to the US Army for its Signal and Patriot Air Defense units. Ultra's state-of-the-art radios are now a key element of the radio backbone of the US Army and US Marine Corp's global information grid. The Ultra radios and the associated shelters have performed very well with US Army units in Iraq, providing dependable, high capacity data links.

DNE already provides a broad range of voice/data multiplexers and tactical data modem solutions to all four branches of the US military. DNE supplied its rugged, reliable voice and data multiplexers on the original MRC-142 program in 2002. This new programme to replace the MRC-142 equipment now incorporates the latest high-speed data concentrators and tactical modems that support 16 Mb/s operation over copper and fibre-optic communications networks.

Douglas Caster, Chief Executive of Ultra, commented:
"Ultra continues to enhance the capabilities of the battlespace IT products it supplies to the US and other armed forces around the world. For this MRC-142 renewal programme, both TCS and DNE will supply advanced, reliable tactical communications equipment that will enhance the warfighting capabilities of the US Marine Corps."

- Ends -

Enquiries:
Ultra Electronics Holdings plc | 020 8813 4321
Douglas Caster, Chief Executive | www.ultra-electronics.com
Andy Hamment, Group Marketing Director | information@ultra-electronics.com

Weber Shandwick Square Mile | 020 7067 0700
James White

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

press **information**

Embargoed until 07.00 16 October 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Wins £9m Contract to Provide Dismounted Counter Mine Capability for the British Army

Ultra announces that its Command & Control Systems business, based at Loudwater, Buckinghamshire, England, has been awarded a contract worth over £9m to provide the British Army with a Dismounted Counter Mine Capability (DCMC).

Ultra, acting as the prime contractor, will deliver to the British Army the capability to detect, mark, and clear land mines. The contract has been awarded by the Defence Procurement Agency of the UK Ministry of Defence and calls for the DCMC project to be delivered in two phases. The first phase, with deliveries commencing in 2007, will provide a new handheld mine detection system, improved personal protection and marking equipment together with enhanced training equipment and facilities. The second phase will include a man-portable rapid minefield breaching system together with associated training equipment. Deliveries against the second phase will commence in 2009.

The danger from landmines is a continuing threat in areas of operational conflict. Ultra will provide a step change in capability to the British Army by using its project management skills, proven systems engineering capabilities and domain expertise to lead a team of best-of-breed subcontractors to execute this DCMC programme. Ultra's solution will balance risk, capability, technology, and cost-effectiveness throughout the system's whole life cycle.

Douglas Caster, Chief Executive of Ultra commented:
"Ultra is committed to providing advanced systems that will help protect armed forces personnel involved in operations overseas. The award of this contract underpins Ultra's position in a new specialist area and underlines the Group's growing reputation ability as a systems integrator capable of delivering a broad range of solutions to real operational requirements worldwide."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.